                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                                DTM Corporation
                                ---------------
                               (Name of Issuer)

                        Common Stock, $.0002 par value
                        ------------------------------
                        (Title of Class of Securities)

                                  23333L 103
                                  ----------
                                (CUSIP Number)

                       Anthony Mariotti, Managing Member
                         Proactive Finance Group, LLC
                        221 West 6/th/ Street, Suite 1520
                             Austin, Texas  78701
                                (512) 481-1495

                                --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)
                                   Copies to:
                                Curtis R. Ashmos
                           Locke Liddell & Sapp LLP
                            100 Congress, Suite 300
                               Austin, TX 78701
                                (412) 305-4716

                                 April 2, 2001
                                 -------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section for the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                 SCHEDULE 13D
CUSIP NO.
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

                    DTM Acquisition Company, L.P. ("DTMAC")
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
                                                        NA
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                                        Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,509,357/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,509,357/1/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,509,357/1/
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      49.49%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO.
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

                       Proactive - DTM, L.P. ("Pro-DTM")
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
                                                        NA
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                                        Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,509,357/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,509,357/1/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,509,357/1/
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      49.49%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO.
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

             Proactive Finance Group, LLC ("Proactive") 74-2848895
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
                                                        NA
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                                        Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,509,357/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,509,357/1/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,509,357/1/
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      49.49%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      00
------------------------------------------------------------------------------

__________________________________________
/1/ The general partner of DTMAC is Pro-DTM and the general partner of Pro-DTM is Proactive. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1994, as amended (the "Act"), each of Proactive, DTMAC and Pro-DTM may be deemed to own beneficially the Shares.

This Amendment No. 3 amends the statement on Schedule 13D which was originally filed on January 12, 1999 by Proactive and amended by Amendment No. 1 filed on February 26, 1999 and Amendment No. 2 filed on June 24, 1999 by Proactive, DTMAC, and Pro-DTM (the "Schedule 13D"). Capitalized terms used herein and not otherwise defined have the meaning set forth in the Schedule 13D.

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D.

Item 4 is hereby amended by adding the following paragraphs:

On April 2, 2001 DTM Corporation ("DTM" or "Issuer") entered into an Agreement and Plan of Merger (the "Merger Agreement") with 3D Systems Corp., a Delaware Corporation ("3DS") and Tiger Deals, Inc., a Delaware Corporation and an indirect wholly owned subsidiary of 3DS ("Acquisition Sub"). Pursuant to the Merger Agreement, Acquisition Sub will make a tender offer to purchase all the outstanding common shares of DTM. The Merger Agreement provides that as soon as practicable after the purchase of the common shares and the satisfaction of the other conditions contained therein and in accordance with the relevant provisions of the Texas Business Corporation Act, the Acquisition Sub will be merged with and into DTM. Following the consummation of the merger, DTM will continue as the surviving corporation and will be an indirect wholly owned subsidiary of 3DS. The tender offer, the merger, and the Tender and Voting Agreement, dated April 2, 2001, by and among 3DS, Acquisition Sub and certain stockholders including the reporting person, is to enable 3DS to acquire control of, and the entire equity interest in, DTM. The tender offer, the Merger Agreement and the Tender and Voting Agreement are intended to increase the likelihood that the merger will be effected as promptly as practicable.

The Merger Agreement provides for the commencement, within five (5) business days after receipt by 3DS of adequate financing, by Acquisition Sub of a cash tender offer to purchase all of DTM's outstanding common shares for $5.80 per common share. Notwithstanding any other provision of the tender offer, the Acquisition Sub will not be required to purchase any shares and may terminate or amend the tender offer if, as of the expiration of the tender offer, among other things, less than 67% of the common shares of DTM outstanding on a fully diluted basis are not validly tendered and not withdrawn prior to the expiration of the tender offer.

Provided a sufficient number of common shares have been tendered, and subject to the terms and conditions set forth in the Merger Agreement, the Acquisition Sub will be merged with and into DTM.

At the effective time of the merger, each common share of DTM issued and outstanding immediately prior thereto (including common shares issued upon the exercise of options and other convertible securities, but excluding dissenting shares and shares to be cancelled) shall be converted automatically into the right to receive an amount of cash equal to the offered price per share without interest, less any required withholding taxes, upon surrender of the applicable share certificates.

In order to increase the likelihood that the transactions contemplated by the Merger Agreement will be consummated, 3DS and the Acquisition Sub have entered into the Tender and Voting Agreement with certain stockholders, including the reporting person, as described below in Item 6.

Item 6 is hereby amended by adding the following paragraphs:

On April 2, 2001 DTMAC, as the record holder of 3,509,357 shares of common stock of DTM, entered into a Tender and Voting Agreement with 3DS and Acquisition Sub. The Tender and Voting Agreement was entered into concurrently with the execution by 3DS, Acquisition Sub and DTM of the Merger Agreement, pursuant to which 3DS will make a tender offer for any and all outstanding shares of common stock of DTM for $5.80 per share in cash. After 3DS has accepted tendered shares for payment, DTM and Acquisition Sub will be merged together. DTM will be the surviving corporation and will become an indirect wholly owned subsidiary of 3DS. 3DS will commence the tender offer within 5 days of receiving financing commitments in an amount sufficient to fund the acquisition and provide for 3DS's working capital needs. 3DS expects to arrange for financing by May 3 and to close the tender offer in June 2001.

Pursuant to the Tender and Voting Agreement, DTMAC has agreed to tender its shares to 3DS in accordance with the tender offer for the same $5.80 price offered to all DTM shareholders. DTMAC has further agreed to vote its shares in favor of approval of the Merger Agreement and any actions required in furtherance of the tender offer and merger, including voting such shares (i) in favor of the election to the DTM Board of Directors of each person designated by 3DS for nomination; (ii) against any action or agreement that would result in a breach in any respective covenant, representation or warranty or any other obligation or agreement of DTM under the Merger Agreement; and (iii) except as otherwise agreed to in writing in advance by 3DS, against certain matters including other acquisition proposals, a change in DTM's Board of Directors, another merger or business combination, a sale of all or substantially all of the assets of DTM, a change in the capitalization or organizational documents of DTM, or any other action which is intended, or is likely, to impede, interfere with, delay, postpone or have a material adverse effect on the tender offer and the merger. DTMAC has granted to 3DS its proxy to vote its shares of DTM in favor of the tender offer and the Merger Agreement and against any competing proposal. If the tender offer is successfully completed, DTM will no longer be subject to the reporting requirements of the Securities and Exchange Act of 1934, and DTMAC, Pro-DTM and Proactive will not be shareholders of DTM or 3DS.

The Tender and Voting Agreement will terminate upon the termination of the Merger Agreement in accordance with its terms or upon successful completion of the tender offer. The Merger Agreement is subject to termination in certain circumstances including mutual consent of the parties, failure of 3DS to receive adequate financing, and receipt by the Board of DTM of a superior proposal to the tender offer.

The Merger Agreement and Tender and Voting Agreement are filed as Exhibits hereto and are incorporated herein by reference.

Item 7 is hereby amended to add the following exhibits:

     Exhibit 4 - Tender and Voting Agreement dated April 2, 2001 by and
     ---------
     among 3DS Systems Corp., Tiger Deals, Inc. and DTM Acquisition Corporation

     Exhibit 5 - Agreement and Plan of Merger by and among 3D Systems
     ---------
     Corporation, Tiger Deals, Inc. and DTM Corporation dated April 2, 2001

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 2001.

                                    DTM ACQUISITION COMPANY, L.P.,
                                    a Texas limited partnership

                                         By:  Proactive-DTM, L.P.,
                                         a Texas limited partnership

                                         By:  Proactive Finance Group, LLC,
                                         a Texas limited liability company


                                    By:  /s/Anthony Mariotti
                                         --------------------------------------
                                         Anthony Mariotti
                                         Managing Member

                                    PROACTIVE-DTM, L.P.,
                                    a Texas limited liability company


                                         By:  Proactive Finance Group, LLC,
                                         a Texas limited liability company

                                    By:  /s/Anthony Mariotti
                                         --------------------------------------
                                         Anthony Mariotti
                                         Managing Member

                                    PROACTIVE FINANCE GROUP, LLC,
                                    a Texas limited liability company


                                    By:  /s/Anthony Mariotti
                                         ---------------------------------------
                                         Anthony Mariotti
                                         Managing Member